8POINT3 ENERGY PARTNERS LP

77 Rio Robles

San Jose, California 95134

May 19, 2015

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mara L. Ransom
Assistant Director

RE:	8point3 Energy Partners LP
Amendment No. 1 to Registration Statement on Form S-1
Filed April 27, 2015
File No. 333-202634

Ladies and Gentlemen:

On behalf of 8point3 Energy Partners LP (the “Partnership”), enclosed is a copy of Amendment No. 2 (“Amendment No. 2”) to the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on April 24, 2015. The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of May 7, 2015.

Set forth below are the Partnership’s responses to the Staff’s comments, preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 27, 2015

Our Cash Distribution Policy and Restrictions on Distributions

Estimated Cash Available for Distribution, page 86

1.

We reviewed your response to comment 6. Based on the expected June closing of the offering, and the expected change in your fiscal year, we assume the first quarterly distribution will be paid in mid-October for the period from completion of this offering in June through August 31, 2015. If this assumption is incorrect, please advise. Otherwise, please revise your forecast periods to present estimated cash

United States Securities and Exchange Commission

available for distribution for the twelve-month periods ending May 31, 2016 and May 31, 2017. In this regard, we believe the projection period should coincide with when you anticipate paying the quarterly distributions and should include the first quarterly distribution period.

RESPONSE: The Partnership confirms to the Staff that it expects that its first quarterly distribution will be paid in mid-October for the period from completion of this offering in June through August 31, 2015. As such, the Partnership has revised Amendment No. 2 in response to the Staff’s comment to present estimated cash available for distribution for the twelve-month periods ending May 31, 2016 and May 31, 2017. Please see page 86 of Amendment No. 2.

Assumptions and Considerations

General and Administrative, page 90

2.	Reference is made to the first sentence on page F-3 which states pro forma general and administrative expenses for the year ended December 31, 2014 do not reflect what expenses would have been if you were a publicly traded partnership. Please revise your discussion of general and administrative expenses on page 90 to make this point more clear and in light of this change, revise your discussion to highlight differences between the pro forma year ended December 28, 2014 as compared to the twelve-month periods ending August 31, 2016 and 2017.

RESPONSE: The Partnership has revised Amendment No. 2 in response to the Staff’s comment to (i) clarify the adjustments made to the historical general and administrative expenses for the year ended December 28, 2014 to arrive at the pro forma general and administrative expenses for such period and (ii) confirm that the pro forma general and administrative expenses for the year ended December 28, 2014 reflect the general and administrative expenses the Partnership expects to incur as a public entity, including during the twelve-month periods ending August 31, 2016 and 2017. Please see page 90 of Amendment No. 2.

Audited Combined Carve-Out Financial Statements of Select Project Entities and Leases of SunPower Corporation (Predecessor)

Note 2. Summary of Significant Accounting Policies

Cash Grants and Rebates Receivable, page F-18

3.	We reviewed your response to comment 22. Please tell us in more detail your basis for the net presentation of cash flows associated with the receipt of federal grants and state and local rebates in the investing and operating sections of the statements of cash flows. Since the purchase of assets and the receipt of related grants and rebates can cause major movements in your cash flow, and in order to show the gross investment in assets, we believe the cash grants and rebates should be shown as separate line items in the operating and investing sections of the statements of cash flows, as applicable. Refer, for example, to paragraph 28 of IAS 20 as well as ASC 230-10-45-7.

United States Securities and Exchange Commission

RESPONSE: The Partnership respectfully advises the Staff that, in initially considering gross or net presentation, the Partnership concluded that cash grants did not represent a separate cash inflow related to the sale of assets, but rather represented a subsidy on the costs incurred for acquisition of assets. As such, the Partnership believed cash grants should have been netted with such costs in the cash outflows for “purchases of property and equipment” line. When reconsidering this presentation in light of the Staff’s comment, the Partnership revisited the ASC 230 guidance noting that generally, information about the gross amounts of cash receipts and cash payments during a period is more transparent than information about the net amounts of cash receipts and payments. The Partnership also considered that the timing of these cash outflows and related inflows does not always align with respect to an individual project, specifically in cases where a cash grant is received some time after the asset is initially constructed given normal application review and approval periods. Therefore, the Partnership has revised the presentation to present cash grants on a gross basis in the investing section of the Statement of Cash Flows in the Predecessor combined carve-cut financial statements for the year ended December 28, 2014 and December 29, 2013. Further, the Partnership has revised the operating section of cash flows to present cash grants and rebates receivable separately, on a gross basis. Please note that there were no cash grant receipts in the three months ended March 29, 2015 and March 30, 2014, hence there is no cash grant activity in the updated condensed carve-out financial statements. Please see pages F-13 and F-30 of Amendment No. 2.

Audited Consolidated Financial Statements of First Solar, Inc.’s Interest in the Combined Entities

Note 4. Investment in Unconsolidated Affiliate, page F-42

4.	We reviewed your response to comment 25. Please disclose that the 49% membership interest is used to calculate equity in earnings of SG2 Holdings, LLC and the basis for using 49%. Additionally, and with a view towards disclosure, please explain to us the practical implications of being contractually entitled to only 1% of net income or loss and tell us why the membership agreement was set up this way.

RESPONSE: The Partnership respectfully acknowledges the Staff’s comment, and will include the following additional disclosure in Note 4: “Under the equity method of accounting, the Combined Entities recognize equity in earnings for their proportionate share of SG2 Holdings, LLC net income or loss, adjusted for basis differences, based on their 49% membership interest as this percentage is consistent with the allocation of cash distributions from the investee.” Please see page F-77 of Amendment No. 2.

With regards to the disproportionate or variable allocation of membership profits and losses, such allocations represent a form of tax equity financing. These tax equity structures are established to maximize the value of a particular project by utilizing certain tax benefits produced by renewable energy assets, which may otherwise not be utilized by the developer or owner due

United States Securities and Exchange Commission

to its current tax position. In a typical tax equity financing, a tax equity investor makes a capital investment in a class of equity interests of the entity that directly or indirectly owns a project. This investor is then allocated certain profits, losses, or expenses in order to receive substantially all of a project’s federal tax benefits. Conversely, the non-tax equity investor receives a significant amount of permanent capital for the project and is able to monetize the value of the tax benefits allocated to the tax equity investor.

The Solar Gen 2 Project utilized a tax equity arrangement referred to as a partnership flip structure, which was also utilized for the Lost Hills Project and the North Star Project in April 2015. In these arrangements, the tax equity investor (a subsidiary of Southern Company) is allocated 99% of the tax items (including tax credits, taxable income or loss) of the project for an agreed upon period. After this period, the tax equity investor is allocated 51% of the tax items (including taxable income or loss) of the project. At all times, however, available cash is distributed 51% to the tax equity investor and 49% to OpCo (following the contribution by the Combined Entities). The Sponsors believe that such structure maintains sufficient cash distributions for OpCo while maximizing the project value for the Sponsors.

The Partnership respectfully directs the Staff to the risk factor entitled “Until we can effectively utilize tax benefits, we expect to be dependent on the availability of third-party tax equity financing arrangements, which may not be available in the future” on page 48 of Amendment No. 2 along with the “Tax Equity” subsections of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Initial Portfolio” found on pages 134 and 169, respectively, of Amendment No. 2 for disclosures related to such tax equity financing arrangements.

* * * * *

In addition, as discussed in our call held May 14, 2015, the Partnership would like to draw the attention of the Staff to a revision that has been made to the previously issued Predecessor combined carve-out financial statements for the year ended December 28, 2014. During the preparation of the Predecessor condensed combined financial statements for the quarter ended March 29, 2015, the Partnership identified a cash flow error related to the treatment of accrued liabilities associated primarily with subcontractor costs related to construction of large-scale utility projects, which resulted in a misstatement of the totals of operating activities and investing activities in the statement of cash flows presented in the previously issued combined carve-out financial statements for the year ended December 28, 2014. Specifically, increases in the project assets which remained unpaid at year-end and were included in accrued liabilities as of the year-end date were incorrectly included in investing cash outflows associated with the construction of the project assets, which overstated each of investing cash outflows and operating cash inflows by approximately $8.7 million. In assessing whether the error is material, the Partnership referred to the guidance in SAB 99, which references FASB Concepts Statement No. 2 in that the essence of materiality is expressed as “the omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the

United States Securities and Exchange Commission

inclusion or correction of the item.” SAB 99 further states that “a registrant and its auditor should evaluate misstatements in light of quantitative and qualitative factors and consider whether, in relation to individual line item amounts, subtotals, or totals in the financial statements, they materially misstate the financial statements taken as a whole.”

The Partnership evaluated the error and, notwithstanding the amount of such error, considered the qualitative factors in light of the total mix of information available to conclude that the cash flow error is not material to the potential investors for the following reasons:

•	The Partnership believes that stakeholders of 8point3 will be focused primarily on its ability to generate predictable cash distributions that grow at a sustainable rate. Accordingly, the key area of focus by investors will be cash available for distribution (“CAFD”). As the cash flow errors previously presented in investing to operating activities do not impact the calculation of CAFD, since CAFD is not determined based upon the cash flow generated by operating or investing activities, the adjustment will not have a bearing on the measure primarily used by investors. Furthermore, the financial statements of the Predecessor explicitly state that the operations of the business currently consists of the construction of several solar system projects with limited cash-inflows from the leased residential solar systems. As such, the readers of the financial statements at this stage of the Partnership’s life cycle are generally focused on the combination of operating and investing cash-flows rather than these measurements individually.

•	This misclassification is an unintentional error that does not impact or mask a trend in earnings and does not impact the results of operations, comprehensive loss, changes in equity, or the balance sheet. It does not affect a high-profile business segment and does not hide a failure to meet analyst expectations

In its overall consideration of materiality, the Partnership concluded that in this circumstance the qualitative considerations for this specific misstatement outweigh the quantitative magnitude in accordance with SAB 99.

Therefore, the Partnership concluded that the error is not material to the previously issued financial statements for the year ended December 28, 2014. However, the Partnership also concluded that the Predecessor 2014 combined carve-out statement of cash flows should be corrected, even though the qualitative factors support the Partnership’s conclusion that the error is not material. As such, the Predecessor 2014 combined carve-out statement of cash flows

United States Securities and Exchange Commission

included in Amendment No. 2 has been revised and the Partnership has expanded Note 1 (paragraphs 7 and 8) to disclose the previous classification and resulting correcting revision. Please see pages F-30 and F-33 of Amendment No. 2.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527 or Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416.

Very truly yours,

8POINT3 ENERGY PARTNERS LP

By:	8point3 General Partner, LLC,
its general partner

By:	/s/ Charles D. Boynton
Charles D. Boynton
Chief Executive Officer

cc:	Jennifer López, Securities and Exchange Commission
Liz Walsh, Securities and Exchange Commission
Adam Phippen, Securities and Exchange Commission
Robyn Manuel, Securities and Exchange Commission
Mark R. Widmar, 8point3 General Partner, LLC
Joshua Davidson, Baker Botts L.L.P.
Gerald Spedale, Baker Botts L.L.P.
Andrea L. Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP
Lance T. Brasher, Skadden, Arps, Slate, Meagher & Flom LLP
T. Mark Kelly, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.